Exhibit 12.1

Cisco Systems, Inc.

Ratio of earnings to fixed charges

(in millions except for ratio of earnings to fixed charges)

	Nine Months Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	April 25,	July 26,	July 27,	July 28,	July 30,	July 31,
	2015	2014	2013	2012	2011	2010
Earnings(a)
Income before provision for income taxes	$8,268	$9,715	$11,227	$10,159	$7,825	$9,415
Losses attributable to VCE	47	223	183	160	76	3
Gain on VCE reorganization	(126)	—	—	—	—	—
Fixed charges(b)	505	688	708	717	756	732

Total Earnings	$8,694	$10,626	$12,118	$11,036	$8,657	$10,150

Fixed charges(b)	$505	$688	$708	$717	$756	$732

RATIO OF EARNINGS TO FIXED CHARGES	17x	15x	17x	15x	11x	14x

(a)	“Earnings” represent our income before provision for income taxes, plus (i) our share of losses attributable to our equity method investment in VCE Company, LLC (“VCE”) and (ii) our fixed charges. In October 2014, we ceased accounting for the VCE investment under the equity method after agreeing to restructure and reduce our ownership interest in the VCE investment. As a result, we recognized a gain of $126 in the second quarter of fiscal 2015 in connection with the VCE investment.
(b)	“Fixed charges” represent interest expense plus an estimate of the interest within rental expense. Interest expense within the provision for income taxes is not included in interest expense. The estimate of the interest within rental expense was calculated by using 30 percent of the rental expense, which Cisco Systems, Inc. believes is a reasonable approximation of the interest component of rental expense.